Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, WI 53204

August 8, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
File Nos. 333-221764, 811-23312
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 116 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-25-006779) on May 28, 2025, for the purpose of registering shares of the Fusion Quant Technologies Zeros Plus Growth ETF (the “Fund”) as a new series of the Trust.

No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of this particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC